UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on August 24, 2023, reporting the Company’s results for the second quarter and six months ended June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: August 24, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

SECOND QUARTER 2023

24 August 2023

FRONTLINE PLC REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2023

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the six months ended June 30, 2023:

Highlights

•	Highest second quarter profit since 2008 of $230.7 million, or $1.04 per basic and diluted share for the second quarter of 2023.
•	Adjusted profit of $210.0 million, or $0.94 per basic and diluted share for the second quarter of 2023.
•	Declared a cash dividend of $0.80 per share for the second quarter of 2023.
•	Reported revenues of $512.8 million for the second quarter of 2023.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2/Aframax tankers in the second quarter of 2023 were 64,000 , 61,700 and 52,900 per day, respectively.
•
For the third quarter of 2023, we estimate spot TCE on a load-to-discharge basis of $53,200 contracted for 74% of vessel days for VLCCs, $48,800 contracted for 67% of vessel days for Suezmax tankers and $40,500 contracted for 57% of vessel days for LR2/Aframax tankers.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“Frontline had another solid quarter as supportive tanker fundamentals continued. With all our asset classes performing, Frontline’s lean and efficient platform continued to yield shareholder returns. Despite OPEC production cuts, global oil in transit outperformed seasonal patterns, as Asian oil demand attracted incremental barrels from other regions of the world. Despite uncertainties in the global macro environment, demand for oil and oil products seem largely unaffected as we head towards the winter in the northern hemisphere. The current softness in certain tanker segments is in line with historical seasonal expectations and improving refinery margins aligns with the market playbook for this time of the year.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE					Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2023	Q2 2023	Q1 2023	Q4 2022	2022	Q3 2023		2023
VLCC	58,300	64,000	52,500	63,200	31,300	53,200	74%	27,000
Suezmax	62,900	61,700	64,000	57,900	37,100	48,800	67%	23,400
LR2 / Aframax	54,600	52,900	56,300	58,800	38,500	40,500	57%	16,600

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

We expect the spot TCEs for the full third quarter of 2023 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the second quarter. The number of ballast days at the end of the second quarter was 435 for VLCCs, 353 for Suezmax tankers and 167 for LR2/Aframax tankers.

Second Quarter 2023 Results

The Company reports profit of $230.7 million for the quarter ended June 30, 2023 compared with profit of $199.6 million in the previous quarter. The adjusted profit2 was $210.0 million for the second quarter of 2023 compared with adjusted profit of $192.8 million in the previous quarter. The adjustments in the second quarter of 2023 consist of a $9.3 million gain on sale of vessel, $20.8 million loss on marketable securities, $1.2 million share of results of associated companies, $6.1 million unrealized gain on derivatives and $25.0 million of dividends received. The increase in adjusted profit from the previous quarter was primarily due to an increase in our time charter equivalent earnings from $337.4 million in the previous quarter to $352.3 million in the current quarter, due to higher TCE rates, partially offset by fluctuations in other income and expenses.

The Company transitioned from its previous reporting framework, accounting principles generally accepted in the United States of America ("U.S. GAAP") to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in its annual financial statements for the year ended December 31, 2022. The condensed consolidated financial statements included herein are the first interim financial information to be presented by the Company under IFRS. As a result of the transition to IFRS, the profit for the three and six-month periods ended June 30, 2022 as presented in accordance with U.S. GAAP in the Company's interim financial information for the respective periods increased by $4.2 million and $2.0 million, respectively, primarily due to the net impact of the capitalization and subsequent depreciation of dry docking costs.

Tanker Market Update

Global oil consumption averaged 101 million barrels per day ("mbpd") in the second quarter of 2023 according to the Energy Information Administration (“EIA”), 0.8 mbpd higher than the previous quarter. Europe saw a slight average increase in consumption of 220 thousand barrels per day (“kbpd”). Chinese consumption increased similarly as non-OECD consumption grew by 720 kbpd on average relative to the first quarter of the year. Global oil supply remained stable in the second quarter of the year averaging 101.3 mbpd. According to the EIA global inventories grew during the quarter by an average of 350 kbpd, continuing to put pressure on the oil price. Demand growth is expected to accelerate in the second half of the year, reaching 103 mbpd in December 2023.

The Organization of the Petroleum Exporting Countries (OPEC) production cuts have yet to have the expected effect on tanker demand. With strong Asian imports, the volume reduction from OPEC in the middle east has been replaced by other sources, predominantly from exporters in Europe and the Atlantic Basin.

2 This press release describes adjusted profit (loss) and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

The price cap on Russian crude, that came into effect in December 2022, has according to industry sources had a muted effect on Russian exports of crude oil as Russian crude prices until recently remained below the $60 per barrel price-cap. Over the summer the price for Urals, a benchmark Russian crude, moved above this ceiling as crude prices in general advanced above $80 per barrel. This has made it increasingly complex for owners to continue transporting Russian crude, in compliance with the current sanctions. According to industry sources, the Russian owned and controlled fleet has grown significantly over the last year, but additional capacity has been needed to service the full volume due to the inefficiency of the trade. Recently we have observed that owners who previously operated in the Russian freight market have chosen to abandon this trade, increasing the supply of vessels into the non-Russian trading fleet. Further industry sources have reported that Russian exports of crude have fallen significantly over the last months. As the total tanker fleet and its capacity to freight is finite, we will continue to observe how this develops going forward.

Meanwhile, the tanker fleet continues to age and recently reported orders indicate the delivery window for VLCCs has moved to the second half of 2026, three years from now. According to industry sources, 12.2% of the VLCC fleet will be above 20 years of age in 2023, as the orderbook stands at 1.5% of the current fleet. 14 % of the Suezmax fleet will have passed the 20-year age mark by the end of the year and the current orderbook stands at 4.4%. The LR2 fleet age profile is less pronounced, but 5.9% of the fleet will have passed 20 years of age this year. However, for a product carrying vessel the 15-year age mark is equally interesting and 22.9% of the fleet is passing this threshold in 2023, whilst the orderbook equates to 19.3% of the existing fleet.

The Fleet

As of June 30, 2023, the Company’s fleet consisted of 66 vessels, with an aggregate capacity of approximately 12.7 million DWT:

(i)	65 vessels owned by the Company (22 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers); and
(ii)	one Aframax tanker that is under the Company’s commercial management.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the second quarter of 2023.

As of June 30, 2023, the Company’s owned fleet included 42 scrubber fitted vessels (20 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 65% of our owned fleet.

In April 2023 and May 2023, the Company entered into two fixed rate time charter-out contracts for two LR2/Aframax tankers to third parties on two-year time charters, both at a daily base rate of $46,500.

Corporate Update

Pursuant to the Company’s stated dividend policy, the Board of Directors declared a dividend of $0.80 per share for the second quarter of 2023. The record date for the dividend will be September 15, 2023, the ex-dividend date is expected to be September 14, 2023 and the dividend is scheduled to be paid on or about September 29, 2023.

The Company had 222,622,889 ordinary shares outstanding as of June 30, 2023. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2023 was 222,622,889.

Financing Update

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of London Interbank Offered Rate (“LIBOR”) plus a margin of 190 basis points.

In June 2023, the Company repaid $74.4 million of its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen Holding Ltd., (“Hemen”), the Company's largest shareholder. Up to $199.7 million remains available to be drawn following the repayment.

Due to the discontinuance of the LIBOR after June 30, 2023, the Company has entered into (or is in the process of entering into) amendment agreements to existing loan agreements with an aggregate outstanding principal of $1,788.4 million as of June 30, 2023, for the transition from LIBOR to SOFR. The weighted average credit adjustment spread (“CAS”) of these amendment agreements is 16 basis points based on a three-month interest period.

ESG Update

The Company has published its 2022 ESG report (the "2022 ESG Report"), which may be found on its website. None of the information contained on the Company’s website is incorporated into or forms a part of this document. The Company invites you to read the 2022 ESG report and welcomes any comments or questions you may have on the information presented.

The Company believes its sustainability strategy is the key to balancing the interests and expectations of all its stakeholders, including investors, analysts, employees, customers, suppliers, and communities, and ultimately creating long-term value.

Expanding and modernizing its fleet remains a key part of the Company's strategy, and the Company is committed to an investment program towards vessel acquisitions, newbuildings and retrofits, which can be powered by low or zero carbon fuel solutions. This is demonstrated by the delivery of six state-of-the-art ammonia ready VLCC newbuildings in 2022 and January 2023. As of June 30, 2023, there were no remaining vessels in the Company’s newbuilding program and there were no related commitments outstanding. The Company's fleet consists of 91% Eco vessels and has an average age of six years, making it one of the youngest and most energy-efficient fleets in the industry. Despite turbulent European conditions, increased demand and high speeds throughout the market, the Company's modern and efficient fleet was able to maintain its emission intensity in 2022 and outperformed the IMO and Poseidon Principles emission trajectories by 16.3% and 13.6%, respectively.

The Company is proud of the achievements its strategy has delivered in 2022, as detailed in the 2022 ESG report, and looks forward to the challenges ahead.

Conference Call and Webcast

On August 24, 2023, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
August 23, 2023

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2023

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Apr-Jun	2023 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2023 Jan-Jun	2022 Jan-Jun	2022 Jan-Dec
300,440	512,763	Revenues	1,010,095	517,881	1,430,208
264	9,391	Other income	23,680	5,645	8,040
300,704	522,154	Total operating revenues and other income	1,033,775	523,526	1,438,248

141,255	156,610	Voyage expenses and commission	315,437	254,906	605,544
43,735	43,772	Ship operating expenses	87,490	84,867	175,164
8,869	11,701	Administrative expenses	24,339	15,767	47,374
39,835	57,096	Depreciation	112,642	80,780	165,170
(72)	—	Contingent rental income	—	(623)	(623)
233,622	269,179	Total operating expenses	539,908	435,697	992,629
67,082	252,975	Net operating income	493,867	87,829	445,619
141	4,855	Finance income	7,728	199	1,479
(10,100)	(32,390)	Finance expense	(77,807)	(2,173)	(45,330)
(12,005)	(20,795)	Gain (loss) on marketable securities	(23,968)	(11,736)	58,359
6,051	1,217	Share of results of associated company	4,955	5,959	14,243
125	24,973	Dividends received	25,500	171	1,579
51,294	230,835	Profit before income taxes	430,275	80,249	475,949
(19)	(161)	Income tax benefit (expense)	25	(6)	(412)
51,275	230,674	Profit for the period	430,300	80,243	475,537
$0.25	$1.04	Basic and diluted earnings per share	$1.93	$0.39	$2.22

2022 Apr-Jun	2023 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2023 Jan-Jun	2022 Jan-Jun	2022 Jan-Dec

51,275	230,674	Profit for the period	430,300	80,243	475,537
		Items that may be reclassified to profit or loss:
197	77	Foreign currency exchange gain	131	196	226
197	77	Other comprehensive income	131	196	226
51,472	230,751	Comprehensive income	430,431	80,439	475,763

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Jun 30 2023	Dec 31 2022
ASSETS
Current assets
Cash and cash equivalents	306,823	254,525
Marketable securities	212,313	236,281
Other current assets	378,439	390,244
Total current assets	897,575	881,050

Non-current assets
Newbuildings	—	47,991
Vessels and equipment	3,622,364	3,650,652
Right-of-use assets	2,677	3,108
Goodwill	112,452	112,452
Investment in associated company	13,959	16,302
Loan notes receivable	—	1,388
Other non-current assets	52,708	55,500
Total non-current assets	3,804,160	3,887,393
Total assets	4,701,735	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	362,547	277,854
Current portion of obligations under leases	1,077	1,024
Other current payables	103,950	112,781
Total current liabilities	467,574	391,659

Non-current liabilities
Long-term debt	1,932,610	2,112,460
Obligations under leases	1,908	2,372
Other non-current payables	3,356	2,053
Total non-current liabilities	1,937,874	2,116,885

Equity
Frontline plc equity	2,296,759	2,260,371
Non-controlling interest	(472)	(472)
Total equity	2,296,287	2,259,899
Total liabilities and equity	4,701,735	4,768,443

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Apr-Jun	2023 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2023 Jan-Jun	2022 Jan-Jun	2022 Jan-Dec
		OPERATING ACTIVITIES
51,275	230,674	Profit for the period	430,300	80,243	475,537
		Adjustments to reconcile profit to net cash provided by operating activities:
9,959	27,535	Net finance expense	70,079	1,974	43,851
39,835	57,096	Depreciation	112,642	80,780	165,170
—	(9,251)	Gain on sale of vessels and equipment	(21,960)	(4,618)	(4,596)
12,005	20,795	(Gain) loss on marketable securities	23,968	11,736	(58,359)
(6,051)	(1,217)	Share of results of associated company	(4,955)	(5,959)	(14,243)
(488)	(27)	Other, net	10,658	(1,840)	2,376
(18,078)	(8,033)	Change in operating assets and liabilities	(917)	(37,272)	(142,112)
(1,025)	(1,298)	Debt issuance costs paid	(1,325)	(1,211)	(4,349)
(15,780)	(43,142)	Interest paid	(83,181)	(32,285)	(83,039)
141	10,008	Interest received	17,845	188	5,094
71,793	283,140	Net cash provided by operating activities	553,154	91,736	385,330

		INVESTING ACTIVITIES
(155,869)	(2,566)	Additions to newbuildings, vessels and equipment	(153,280)	(169,603)	(335,815)
—	43,610	Proceeds from sale of vessels	142,740	80,000	80,000
—	—	Investment in associated company	—	—	(1,505)
—	—	Cash inflow on repayment of loan to associated company	1,388	—	—
(155,869)	41,044	Net cash provided by (used in) investing activities	(9,152)	(89,603)	(257,320)

		FINANCING ACTIVITIES
234,000	129,375	Proceeds from issuance of debt	259,375	234,000	651,248
(136,515)	(216,053)	Repayment of debt	(356,625)	(223,270)	(597,834)
(318)	(207)	Repayment of obligations under leases	(411)	(1,669)	(2,123)
(4,456)	—	Lease termination payments	—	(4,456)	(4,456)
—	(155,837)	Dividends paid	(394,043)	—	(33,393)
92,711	(242,722)	Net cash provided by (used in) financing activities	(491,704)	4,605	13,442

8,635	81,462	Net change in cash and cash equivalents	52,298	6,738	141,452
111,176	225,361	Cash and cash equivalents at start of period	254,525	113,073	113,073
119,811	306,823	Cash and cash equivalents at end of period	306,823	119,811	254,525

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	2023 Jan-Jun	2022 Jan-Jun	2022 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	222,622,889	203,530,979	203,530,979
Shares issued in connection with Euronav share acquisition	—	—	19,091,910
Balance at end of period	222,622,889	203,530,979	222,622,889

SHARE CAPITAL
Balance at beginning of period	222,623	203,531	203,531
Shares issued in connection with Euronav share acquisition	—	—	19,092
Balance at end of period	222,623	203,531	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	604,687	448,291	448,291
Shares issued in connection with Euronav share acquisition	—	175,488	156,396
Balance at end of period	604,687	623,779	604,687

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	454	228	228
Other comprehensive income	131	196	226
Balance at end of period	585	424	454

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	428,513	(13,631)	(13,631)
Profit for the period	430,300	80,243	475,537
Cash dividends	(394,043)	—	(33,393)
Balance at end of period	464,770	66,612	428,513

EQUITY ATTRIBUTABLE TO THE COMPANY	2,296,759	1,898,440	2,260,371

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	2,296,287	1,897,968	2,259,899

FRONTLINE PLC
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline plc is a Cyprus based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements included herein are stated in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report for the year ended December 31, 2022, which was filed on April 28, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023 Jan-Jun	2022 Jan-Jun	2022 Jan-Dec
Profit for the period	430,300	80,243	475,537

(in thousands)
Weighted average number of ordinary shares	222,623	205,257	214,011
Denominator for diluted earnings per share	222,623	205,257	214,011

As of June 30, 2023, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2022: $222,622,889 divided into 222,622,889 ordinary shares) of $1.00 par value each.

4. OTHER INCOME

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the first quarter of 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the second quarter of 2023.

5. NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Orkla and Front Tyne, in January 2023.

As of June 30, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

6. DEBT

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, of its $275.0 million senior unsecured credit facility with an affiliate of Hemen, the Company's largest shareholder. Up to $199.7 million remains available to be drawn following the repayment.

Due to the discontinuance of LIBOR after June 30, 2023, the Company has entered into (or is in the process of entering into) amendment agreements to existing loan agreements with an aggregate outstanding principal of $1,788.4 million as of June 30, 2023, for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is 16 basis points based on a three-month interest period.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, will be accounted for as an adjustment to the effective interest rate and will not have a significant effect on the carrying amount of the loans. The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, has also been transitioned from LIBOR to SOFR and does not affect the accounting for these derivatives.

7. RELATED PARTY AND AFFILIATED COMPANIES TRANSACTIONS

We transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $3.7 million share of results in the six months ended June 30, 2023. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $193.1 million to TFG Marine in the six months ended June 30, 2023, and $18.2 million remained due as of June 30, 2023. In the six months ended June 30, 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

The Company accounts for its investment in Clean Marine AS under the equity method and recorded $1.2 million share of results in the six months ended June 30, 2023.

Amounts earned from other related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties and affiliated companies comprise primarily of rental for office space and support staff costs.

See Note 6 and Note 8 for details regarding other related party and affiliated companies transactions and balances.

8. COMMITMENTS AND CONTINGENCIES

As of June 30, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of June 30, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at June 30, 2023.

The Company has entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2023 to December 2024. As of June 30, 2023, the total remaining commitment amounted to $47.8 million, $18.9 million of which is expected to be paid in 2023 and $28.9 million of which is expected to be paid in 2024.

In January 2023, the Company terminated a combination agreement (the “Combination Agreement”) for a stock-for-stock combination with Euronav NV ("Euronav") based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share, as certain conditions and assumptions under the Agreement were not met. On January 18, 2023 the Company received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023 the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by the Company.

On January 28, 2023, the Company received from Euronav an arbitration request for proceedings on the merits of the termination. The Company continues to maintain that its decision to terminate the Combination Agreement was entirely valid and lawful.

9. SUBSEQUENT EVENTS

Pursuant to the Company’s stated dividend policy, the Board of Directors declared a dividend of $0.80 per share for the second quarter of 2023. The record date for the dividend will be September 15, 2023, the ex-dividend date is expected to be September 14, 2023 and the dividend is scheduled to be paid on or about September 29, 2023.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	FY 2023	Q2 2023	Q1 2023	FY 2022	Q2 2022
Adjusted profit
Profit	430,300	230,674	199,626	475,537	51,275
Add back:
Loss on marketable securities	23,968	20,795	3,173	12,005	12,005
Share of losses of associated companies	—	—	—	92	—
Unrealized loss on derivatives (1)	7,364	—	7,364	1,116	—
Loss on termination of leases	—	—	—	431	431

Less:
Unrealized gain on derivatives (1)	(6,075)	(6,075)	—	(51,108)	(9,217)
Gain on marketable securities	—	—	—	(70,364)	—
Share of results of associated companies	(4,955)	(1,217)	(3,738)	(14,335)	(6,051)
Amortization of acquired time charters	—	—	—	(2,806)	(1,258)
Gain on sale of vessels	(21,960)	(9,251)	(12,709)	(4,618)	—
Dividends received	(25,500)	(24,973)	(527)	(1,579)	(125)
Gain on settlement of insurance and other claims	(397)	—	(397)	(3,998)	(840)
Adjusted profit	402,745	209,953	192,792	340,373	46,220
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	214,011	206,965
Denominator for diluted earnings per share	222,623	222,623	222,623	214,011	206,965

(in $)
Basic earnings per share	1.93	1.04	0.90	2.22	0.25
Adjusted basic earnings per share	1.81	0.94	0.87	1.59	0.22
Diluted earnings per share	1.93	1.04	0.90	2.22	0.25
Adjusted diluted earnings per share	1.81	0.94	0.87	1.59	0.22

(1) Adjusted profit has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	FY 2023	Q2 2023	Q1 2023	FY 2022	Q2 2022
Unrealized gain (loss) on derivatives	(1,289)	6,075	(7,364)	49,992	9,217
Interest income (expense) on derivatives	10,515	5,551	4,964	3,631	(340)
Gain (loss) on derivatives	9,226	11,626	(2,400)	53,623	8,877

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	FY 2023	Q2 2023	Q1 2023	FY 2022	Q2 2022
Revenues	1,010,095	512,763	497,332	1,430,208	300,440

less
Voyage expenses and commission	(315,437)	(156,610)	(158,827)	(605,544)	(141,255)
Other non-vessel items	(4,965)	(3,810)	(1,155)	(12,254)	(4,972)
Total TCE	689,693	352,343	337,350	812,410	154,213

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet. TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	FY 2023	Q2 2023	Q1 2023	FY 2022	Q2 2022
Time charter TCE (in thousands of $)
VLCC	—	—	—	—	—
Suezmax	—	—	—	42,078	17,306
LR2	17,139	11,337	5,802	7,921	—
Total Time charter TCE	17,139	11,337	5,802	49,999	17,306

Spot TCE (in thousands of $)
VLCC	226,347	126,102	100,245	211,938	26,414
Suezmax	297,233	144,669	152,564	313,981	50,004
LR2	148,974	70,235	78,739	236,492	60,489
Total Spot TCE	672,554	341,006	331,548	762,411	136,907

Total TCE	689,693	352,343	337,350	812,410	154,213

Spot days (available days less offhire days)
VLCC	3,880	1,971	1,909	6,775	1,612
Suezmax	4,728	2,344	2,384	8,464	1,890
LR2	2,726	1,328	1,398	6,139	1,567

Spot TCE per day (in $ per day)
VLCC	58,300	64,000	52,500	31,300	16,400
Suezmax	62,900	61,700	64,000	37,100	26,500
LR2	54,600	52,900	56,300	38,500	38,600

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the third quarter of 2023 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the second quarter was 435 for VLCCs, 353 for Suezmax tankers and 167 for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.